UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            COVENANT TRANSPORT, INC.
                                (Name of Issuer)

                      CLASS A COMMON STOCK, par value $.01
                         (Title of Class of Securities)

                                    22284P105
                                 (CUSIP Number)

                                December 31, 1999
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                | |Rule 13d-1(b)

                                | |Rule 13d-1(c)

                                |X|Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

CUSIP No.       22284P105
--------------------------------------------------------------------------------

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above
     persons (entities only)                                 David R. Parker and
                                                           Jacqueline F. Parker+
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

              (a) | |

              (b) | |
--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization               United States of America
--------------------------------------------------------------------------------


Number of              5.  Sole Voting Power                          6,494,336*
Shares Bene-           ---------------------------------------------------------
ficially               6.  Shared Voting Power                                 0
Owned by Each          ---------------------------------------------------------
Reporting              7.  Sole Dispositive Power                     6,494,336*
Person With            ---------------------------------------------------------
                       8.  Shared Dispositive Power                            0
                       ---------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person     6,494,336*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       | |
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9                      43.6%*
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

+ Shares reported are based upon the December 31, 1999, holdings of David R. Parker and Jacqueline F. Parker, except for 401(k) information, which is based upon the January 27, 2000, statement of the Company's 401(k) plan. All shares are held by Mr. and Mrs. Parker as joint tenants with right of survivorship, with the exception of (a) 5,436 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (b) 83,900 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase, and (c) 200,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control).

* Includes (i) 3,855,000 shares of Class A Common Stock owned by Mr. and Mrs. Parker as joint tenants with right of survivorship, (ii) 200,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 5,436 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (iv) 80,250 and 3,650 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $15.50 and $12.375 per share, respectively, and (v) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As a result, Mr. and Mrs. Parker control stock possessing 51.2% of the voting power of all outstanding Company stock.
--------------------------------------------------------------------------------

                                Page 2 of 4 pages

Item 1.

         (a)  Name of Issuer:                           COVENANT TRANSPORT, INC.
                                                        ------------------------

         (b)  Address of Issuer's Principal
              Executive Offices:                          400 Birmingham Highway
                                                          ----------------------
                                                          Chattanooga, TN  37419
                                                          ----------------------

Item 2.

         (a)  Names of Persons Filing: David R. Parker and Jacqueline F. Parker+
                                       -----------------------------------------
         (b)  Address of Principal Business Office or,
              if none, Residence:                         400 Birmingham Highway
                                                          ----------------------
                                                          Chattanooga, TN  37419
                                                          ----------------------

         (c)  Citizenship:                              United States of America
                                                        ------------------------
         (d)  Title of Class of Securities:                Class A Common Stock,
                                                       par value $.01 per share*
                                                       -------------------------
         (e)  CUSIP Number:                                            22284P105
                                                                       ---------

Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:                N/A
                                                                             ---

Item 4.       Ownership.
         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:                              6,494,336*
         (b)  Percent of class:                                           43.6%*
         (c)  Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote:         6,494,336*
              (ii)  Shared power to vote or to direct the vote:                0
              (iii) Sole power to dispose or to direct the
                    disposition of:                                   6,494,336*
              (iv)  Shared power to dispose or to direct the
                    disposition of:                                            0
--------------------------------------------------------------------------------

+ Shares reported are based upon the December 31, 1999, holdings of David R. Parker and Jacqueline F. Parker, except for 401(k) information, which is based upon the January 27, 2000, statement of the Company's 401(k) plan. All shares are held by Mr. and Mrs. Parker as joint tenants with right of survivorship, with the exception of (a) 5,436 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (b) 83,900 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase, and (c) 200,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control).

* Includes (i) 3,855,000 shares of Class A Common Stock owned by Mr. and Mrs.Parker as joint tenants with right of survivorship, (ii) 200,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 5,436 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (iv) 80,250 and 3,650 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $15.50 and $12.375 per share, respectively, and (v) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock
(a) at any  time  at the  election  of the  holder  and (b)  automatically  upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As a result, Mr. and Mrs. Parker control stock possessing 51.2% of the voting power of all outstanding Company stock.
--------------------------------------------------------------------------------


                                Page 3 of 4 pages

Item 5.       Ownership of Five Percent or Less of a Class.
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.       Ownership of More than Five Percent on
              Behalf of Another Person.                                      N/A
                                                                             ---

Item 7.       Identification and Classification of the
              Subsidiary Which Acquired the Security Being
              Reported on By the Parent Holding
              Company or Control Person.                                     N/A
                                                                             ---

Item 8.       Identification and Classification of Members
              of the Group.                                                  N/A
                                                                             ---

Item 9.         Notice of Dissolution of Group.                              N/A
                                                                             ---

Item 10.      Certifications.                                                N/A
                                                                             ---

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.
                                         2/2/00
                                         ---------------------------------------
                                         (Date)

                                         /s/ David R. Parker
                                         ---------------------------------------
                                                      (Signature)
                                             David R. Parker, Individually
                                                   (Name and Title)


                                         /s/ Jacqueline F. Parker, Individually
                                         ---------------------------------------
                                                     (Signature)
                                           Jacqueline F. Parker, Individually
                                                  (Name and Title)

                                Page 4 of 4 pages